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                                                                  EXHIBIT (b)(2)

                         [LETTERHEAD OF KOHLBERG & COMPANY]


March 27, 2001


Board of Directors
Katy Industries, Inc.
6300 S. Syracuse Way, Suite 300
Englewood, CO 80111-6723

Ladies and Gentlemen:

        Reference is made to the Preferred Stock Purchase and Recapitalization Agreement (the "Definitive Agreement") by and among KKTY Holding Company, L.L.C. ("Newco") and Katy Industries, Inc. (the "Company"). This letter evidences the commitment of Kohlberg Investors IV, L.P., Kohlberg TE investors IV, L.P., Kohlberg Partners IV, L.P., Kohlberg Offshore Investors IV, L.P., (collectively "Kohlberg Fund IV") to purchase up to $60 million of common stock or other securities in Newco. The proceeds of such investment will be used to purchase a combination of existing outstanding common stock and newly-issued convertible preferred stock of the Company in connection with a partial recapitalization of the Company. Kohlberg Fund IV will purchase newly-issued securities of Newco for cash, using its committed pool of $425 million of equity capital.

        The obligation of Kohlberg Fund IV to purchase securities issued by Newco is subject to the satisfaction of the terms and conditions set forth in the Definitive Agreement. Kohlberg Fund IV reserves the right to allow other investors to participate in the purchase of securities from Newco, provided that Newco receives not less than $60 million in cash funding, and that Kohlberg Fund IV directly or indirectly has economic and voting control of Newco.

        Please do not hesitate to contact Chris Anderson or me if you would like to discuss our commitment to this transaction.

Sincerely,

/s/ Christopher Lacovara
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Christopher Lacovara
Principal